Filed by DSW Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Retail Ventures, Inc.
Commission File No.: 1-10767

February 8, 2011

To:	All DSW Associates
From:	Mike MacDonald

Subject:	Proposed Merger

Today, we announced that DSW and Retail Ventures have entered into a merger agreement. This is an exciting announcement about a merger that we have hoped would come about for some time now because we believe it creates substantial value for both DSW and RVI shareholders. As you may know, RVI is our parent company and owns approximately 62% of the outstanding shares of DSW. As a result of the merger, RVI will become a wholly-owned subsidiary of DSW. While this announcement may not impact you personally, it is one that creates substantial benefits for both DSW and RVI shareholders. Here are the four main reasons why.

First, it simplifies the DSW corporate structure for investors. The relationship between RVI and DSW has caused uncertainty in the marketplace since DSW became a public company in 2005. RVI is a separate public company with no operating businesses and there have been many questions about the purpose served by maintaining RVI as a separate public company. This complexity has, no doubt, caused some investors to be less interested in holding DSW shares. As a result of the proposed merger, RVI will fold into DSW and will no longer be a separate public company. This simplified corporate structure will help make the DSW story easier to understand and may make DSW shares attractive to more investors.

Second, it increases the percentage of DSW shares that are available for purchase by investors. Today, approximately 16.8 million shares of DSW are Class A shares that are publicly traded. Another 27.4 million Class B shares are owned by RVI and are not publicly traded. The proposed merger offers RVI shareholders the opportunity to receive either Class A or Class B DSW shares in exchange for their RVI shares. We believe many will opt for the tradable Class A shares which could result in up to an additional 10.7 million DSW shares being publicly traded. This would be a more than 60% increase in publicly traded DSW shares.

Third, it potentially reduces the number of shares of DSW that are outstanding in the future. Growth in our earnings per share (EPS) is one measure that investors use to determine whether or not DSW is a good investment opportunity. EPS is calculated by dividing earnings by the number of DSW shares outstanding. So, for the same amount of earnings, a decrease in the number of shares outstanding leads to an increase in EPS. This result could make us more attractive to investors.

Finally, DSW is expected to be able to realize significant cash tax savings over the next several years. RVI currently owns this tax savings opportunity and, as a result of the merger, DSW is expected to be able to capture the benefit.

In summary, the proposed merger between DSW and RVI provides significant benefits to shareholders of both companies. Going forward, DSW will have a simplified corporate structure and may also realize other substantial financial benefits. We believe this is a significant step toward increasing the shareholder value of DSW.

Attached is a copy of the press release that we issued this afternoon. We will be hosting a conference call with investors tomorrow morning. Of course, this proposed merger is subject to the approval by shareholders of both DSW and RVI.

If you have any questions, please don’t hesitate to contact a member of the Senior Leadership Team.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This announcement contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect DSW’s and Retail Ventures’ current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements made in DSW’s “Outlook,” DSW’s and Retail Ventures’ expectations with respect to the synergies, costs, efficiencies, and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations; approval of the proposed transaction by shareholders; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of DSW and Retail Ventures and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required shareholder approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure to satisfy other closing conditions, and the possibility of adverse publicity or litigation, including an adverse outcome thereof and the costs and expenses associated therewith. Additional factors include, but are not limited to: DSW’s success in opening and operating new stores on a timely and profitable basis; continuation of supply agreements and the financial condition of its leased business partners; maintaining good relationships with its vendors; its ability to anticipate and respond to fashion trends; fluctuation of its comparable sales and quarterly financial performance; disruption of its distribution operations; failure to retain its key executives or attract qualified new personnel; its competitiveness with respect to style, price, brand availability and customer service; uncertain general economic conditions; risks inherent to international trade with countries that are major manufacturers of footwear; risks related to DSW’s cash and investments; the success of dsw.com; RVI’s lease of an office facility; and liquidity risks at RVI and their impact on DSW. The risks associated with the merger will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are described in DSW’s and RVI’s latest annual or quarterly report, as filed with the SEC. All forward-looking statements speak only as of the time when made. Neither DSW nor RVI undertakes any obligation to revise the forward-looking statements included in this announcement to reflect any future events or circumstances.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction between DSW and Retail Ventures will be submitted to the respective shareholders of DSW and Retail Ventures for their consideration.  DSW will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of DSW and Retail Ventures that also constitutes a prospectus of DSW.  DSW and Retail Ventures will mail the joint proxy statement/prospectus to their respective shareholders. DSW and Retail Ventures also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF RETAIL VENTURES AND DSW ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about DSW and Retail Ventures, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.  DSW and Retail Ventures make available free of charge at www.dswinc.com and www.retailventuresinc.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC, or investors and shareholders may contact DSW at (614) 237-7100 or Retail Ventures at (614) 238-4148 to receive copies of such documents.

Participants in the Merger Solicitation

DSW, Retail Ventures, and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Retail Ventures and DSW in connection with the proposed transaction.  Information about the directors and executive officers of DSW is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 12, 2010.  Information about the directors and executive officers of Retail Ventures is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on May 14, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.